LMS Medical Systems Inc.

For Immediate Release

LMS TO PRESENT AT NATIONAL PATIENT SAFETY FOUNDATION ANNUAL CONGRESS

Montreal, Quebec, May 1, 2007 – LMS Medical Systems Inc. (AMEX:LMZ; TSX:LMZ), a healthcare technology company and developer of the CALMTM clinical information system and risk management software tools for obstetrics, today announced that Dr. Emily Hamilton, Vice-President of Medical Research and Founder of LMS, will be presenting at the 9th Annual Congress of the National Patient Safety Foundation on May 4, 2007, in Washington, D.C.

Professionals from across the USA will be gathering for the conference where this year’s focus will be “Learning from the Past, Creating the Future”. Dr. Hamilton will be speaking about opportunities to improve perinatal safety through technologies that support the prevention of errors and injuries in obstetrics.

Stakeholders in the healthcare arena have recognized the urgency of improving the quality of care. In obstetrics, injuries to newborns, although infrequent, have been devastating to all involved. While providers, insurers and vendors share a vision for increased patient safety, it is time to support organizations at the forefront of the movement that have strategies and products that can deliver a positive impact.

Safer care is the underlying principle behind LMS’ software offerings which provide risk prevention and reduction solutions for obstetrics with tools such as CALM CurveTM, PatternsTM and Shoulder ScreenTM. These tools are being increasingly recognized by clinicians and insurers such as Endurance Specialty Holdings of Bermuda, a global provider of insurance and reinsurance with US$7 billion in assets and some five hundred employees in Bermuda, the United States and United Kingdom, who has included LMS within their comprehensive Risk Mitigation Recognition Program that translates into credits on premiums.

Bringing all members of the healthcare value chain together to provide safe, effective care for all patients is an objective within the industry’s reach and LMS is committed to making an impact in its area of endeavor.

ABOUT LMS

LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM™ Decision Support Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company’s filings with the United States Securities and Exchange Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information about LMS Medical Systems please contact:

Andrea Miller, Communications	David Gordon / Grant Howard
LMS Medical Systems Inc.	The Howard Group Inc.
Tel: (514) 488-3461 Ext. 222	Toll Free: 1-888-221-0915
Fax: (514) 488-1880	Info@howardgroupinc.com
investor@lmsmedical.com / www.lmsmedical.com	www.howardgroupinc.com